Canaccord Genuity LLC
Statement Regarding SEC Rule 15c3-3

March 31, 2020

With respect to introduced customer transactions in domestic securities, the Company is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(ii) because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

With respect to introduced customer transactions in foreign securities, the Company is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(i) because it does not carry securities accounts for customers or perform custodial functions relating to customer securities.